July 22, 2005

Mr. Rufus Decker, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D. C. 20549-0510

Re:  Form 10-K for the fiscal year ended December 31, 2004, File No. 1-15369

Dear Mr. Decker:

Willis Lease Finance Corporation (the “Company”) is in receipt of your letter dated April 29, 2005.  The deadline to respond to your letter was extended in a phone conversation with Meagan Caldwell to May 25, 2005.  The Company filed the response pursuant to the extension on May 24, 2005.  This filing is in response to further phone conversations with Megan Caldwell discussing the May 24, 2005 letter to the U.S. Securities and Exchange Commission (the “SEC”) and is intended summarize the action to be taken on all open items.

Based on those conversations the Company has concluded that it will amend its Form 10-K for the fiscal year ended December 31, 2004 (“Form 10-K/A”).  The Company will also amend its Form 10-Q for the quarterly period ended March 31, 2005 (“Form 10-Q/A”) to be consistent with the presentation of the consolidated financial statements and related disclosures in the Form 10-K/A.

The Form 10-K/A was reviewed by the KPMG Department of Professional Services (“DPP”).  The DPP representative is Mr. Albert Aboody and he may be contacted at (212) 909-5850.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Consolidated Statements of Income, page 32 (April 29, 2005 letter from the SEC to the Company)

2.   We have read your response to our comment 12.  We do not dispute the fact that the $4.1 million gain relating to your debt extinguishment should be reported as a component of income from continuing operations.  However, it is still unclear to us how you determined this should be classified as revenue, when interest payments relating to this debt were classified as debt expense.  Please clarify.  If after considering the above, you now believe that the gain should be presented in the same section of your income statements of income as your interest and finance costs, please amend your statements of income and all related disclosures accordingly and revise your presentation of similar gains and losses in other periods as well.  Please ensure that you include a footnote that describes the reclassification.  Please include a similar discussion in your selected financial data section.

Response (May 24, 2005 letter from the Company to the SEC):

After considering your comment above, the Company still believes the net gain on debt repayment in 2002 of $4.1 million was properly recorded as revenue rather than as a reduction to or in the same section as interest and finance costs.

As was stated in our first response, the lender sold its portfolio of loans to a competitor of the Company and there was a specific prohibition in the loan document precluding such a sale.  The lender was therefore motivated to dispose of this loan at a discount to complete their exit from this portion of their business. The Company took advantage of this opportunity, as it might engage in the opportunistic sale of an engine at an advantageous price.

While you are correct that the interest expense related to this facility was included in interest expense in the income statement, the Company feels that it would distort an understanding of the financial statements to include this gain as a reduction to or in the same section as interest and finance costs because the Company’s intent in paying off this facility was to realize the gain offered by the lenders relating to their desire to exit this line of asset-lending activity.

The Company was not motivated by the desire to manage its interest expense as shown by the fact that the majority of the money borrowed to prepay this facility was borrowed at spreads over one-month LIBOR that were somewhat higher on average than the spread over one-month LIBOR for the loan that was prepaid.

FASB Statement of Financial Accounting Concepts No. 6 – Elements of Financial Statements - Revenues, Expenses, Gains and Losses - paragraph 87 states: “Revenues and expenses result from an entity’s ongoing major or central operations and activities-that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing.  In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it.”

The Company considered this literature and circumstances of the 2002 transaction. As stated in the Company’s response dated April 28, 2005, the transaction was considered a peripheral business transaction similar to gains on sales of leased assets which are included in revenue rather than a component of interest and finance costs and as a result, the Company believes it is most appropriate to classify this as a separately disclosed item of revenue.

Response:

After considering your comments in the phone conversations after the May 24, 2005 filing, the Company has concluded that the net gain on debt prepayment in 2002 of $4.1 million is more properly recorded as an item of expense as a reduction in net finance costs rather than as revenue.  The Company has also concluded that the net finance costs should be classified as expenses rather than in a separate section after earnings from operations.  Below are draft restated consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 and presentation of the information as previously filed and as it will be shown in the Form 10-K/A.

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per share data)

	Years Ended December 31,
	2004	2003	2002
	(as restated)	(as restated)	(as restated)
REVENUE
Lease revenue	$58,177	$56,977	$55,397
Gain on sale of leased equipment	3,085	2,372	482
Other income	677	520	—
Total revenue	61,939	59,869	55,879

EXPENSES
Depreciation expense	23,198	21,686	19,449
Write-down of equipment	577	1,272	3,052
Net finance costs:
Interest expense	18,449	17,409	19,110
Interest income	(434)	(244)	(432)
Net gain on debt prepayment	—	—	(4,073)
General and administrative	14,791	13,852	14,439
Total expenses	56,581	53,975	51,545

Income before income taxes	5,358	5,894	4,334
Income tax expense	(1,501)	(1,717)	(738)
Net income	$3,857	$4,177	$3,596

Basic earnings per common share:	$0.43	$0.47	$0.41

Diluted earnings per common share:	$0.42	$0.47	$0.41

Average common shares outstanding	8,925	8,840	8,831
Diluted average common shares outstanding	9,276	8,888	8,851

See accompanying notes to the consolidated financial statements.

	For the Year Ended 2002
Consolidated Income Statement Information	As Previously Filed	As Restated

REVENUE

Net gain on debt repayment	4,073	—

Total revenues	59,952	55,879

EXPENSES

Interest expense	—	19,110

Interest income	—	(432)

Net gain on debt repayment	—	(4,073)

Total expenses	36,940	51,545

Earnings from operations	23,012	—

Interest expense	19,110	—

Interest income	(432)	—

Net interest and finance costs	18,678	—

Income before income taxes	$4,334	$4,334

(l) Organization and Summary of Significant Accounting Policies

(k) Cash and Cash Equivalents, page 37 (April 29, 2005 letter from the SEC to the Company)

3.   We read your response to our comment 13.  Based on your response, the terms and conditions in your credit agreement regarding restrictions as to the use of the maintenance reserve payments and lease security deposits are unclear to us.  Please clarify for us these restrictions.  In doing so, please tell us how you determined it is appropriate to classify these payments and deposits as cash and cash equivalents despite the restrictions.  We understand from your response that the cash is invested in operating and short-term money market accounts.  Please also included in your response the time period in which these reserve payments and deposits are used over the term of the customer’s lease from the time the monies are received from the customer.  Finally, please expand your disclosure to clarify what you refer to in you disclosure as other things that you are able to utilize these funds for.  Refer to paragraphs 7-10 of SFAS 95: Article 5-02.1 of Regulation S-X and Chapter 3A, paragraph 6 of
ARB 43.

Response (May 24, 2005 letter from the Company to the SEC):

To clarify further the disclosure in Note 1(k) and the responses to comments 4 and 13 of the Company’s response dated April 28, 2005, under the terms of certain of its debt agreements,

monies collected by the Company under certain leases relating to the maintenance reserves and security deposits are required to be deposited in a restricted cash account.   The funds are invested in money market accounts readily converted to known amounts of cash and considered cash equivalents per paragraph 8 of SFAS 95.  The reason lenders require these amounts to be restricted is to insure that the engines that collateralize the loan are adequately maintained.  At any time a maintenance event may occur and funds must be available for use.  For this reason, the cash must be held in cash or cash equivalents.  The lenders do not have access to funds in the accounts unless an event of default occurs under the debt agreements.

The maintenance reserve payments, when required, are made monthly by lessees to ensure the funds are available for the costs of maintenance expenses of the engine.  The monthly maintenance reserve payment amounts due from the lessee are based on hours the engine is flown and the number of cycles (take-offs and landings) each month, at rates per hour and cycle, respectively, from each lease agreement.  The Company is entitled to withdraw funds from the maintenance reserve account for the payment of maintenance expenses with respect to the engine.  The time period in which these reserve funds are used for such maintenance expense is over the useful life of the engine maintenance period, which varies by engine type depending on where the engine is in its maintenance period.  These maintenance expenses may be expended at any time over a period of as long as seven years and is not dependent on any one lease or lessee.

The security deposits are received from the lessee at the inception of the lease agreement.  The Company is entitled to withdraw funds from the security deposit account per the terms of the applicable lease agreement with respect to the related engine, typically for the last month(s) of rental payments for the lease term or return of the deposit to the lessee after the lease has terminated and all terms and conditions related to the return of the engine have been met.

The other uses of the restricted cash referred to in the April 28, 2005 response would be related the sale of an engine.  In a sale, the Company generally retains the restricted cash and the purchaser takes title to the engine as is and assumes the liability for maintenance of the engine.

ARB 43, Chapter 3A, paragraph 6 contemplates the exclusion from current assets such resources that are restricted as to withdrawal or use for other than current operations.  Even though the Company has an unclassified balance sheet, the Company believes that maintenance of engines is an integral aspect of current operations and the amounts included in cash directly relate to the recorded liabilities for maintenance reserves and security deposits where required by the related debt agreements.

In the future, the Company’s disclosure, pursuant to Article 5-02.1 of Regulation S-X, regarding its restricted cash will include the following:

As discussed in Note 1(k), the Company’s restricted cash balances represent amounts required to be held in designated accounts by some of the Company’s lenders.  Under these facilities, cash paid by lessees for maintenance reserves and security deposits is required to be held and used only for engine maintenance and repair and the return or application of security deposits, as the case may be, or will generally be available to the Company upon the sale of the engine.  See Note 1(f) for a further discussion of the accounting for maintenance reserves.

Response:

After considering your comments in the phone conversations after the May 24, 2005 filing, the Company has agreed that the correct presentation is to separately classify certain cash that is restricted in connection with the Company’s borrowings as restricted cash.  The restricted cash was previously disclosed in narrative form and included within the description for cash and cash equivalents.  References to the restricted cash previously disclosed in Note 1(k) will be included in a new footnote to the financial statements.  Since the cash is restricted, it is not available for general corporate purposes and has no effect on the current and future liquidity and capital resources of the Company.

Below are the restated consolidated balance sheets as of December 31, 2004, 2003 and 2002, the statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and presentation of the information as previously filed and as restated in the Form 10-K/A.

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2004	December 31, 2003
	(as restated)	(as restated)
ASSETS
Cash and cash equivalents	$5,540	$9,202
Restricted cash	46,324	33,784
Equipment held for operating lease, less accumulated depreciation of $83,881 and $67,873 at December 31, 2004 and 2003, respectively	511,443	499,454
Net investment in direct finance lease	—	5,551
Operating lease related receivable, net of allowances of $400 and $440 at December 31, 2004 and 2003, respectively	1,630	2,095
Notes receivable	436	—
Investment	1,480	1,480
Assets under derivative instruments	1,398	7
Property, equipment & furnishings, less accumulated depreciation of $1,259 and $1,193 at December 31, 2004 and 2003, respectively	7,537	877
Other assets	9,670	7,572
Total assets	$585,458	$560,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$7,280	$5,753
Liabilities under derivative instruments	—	696
Deferred income taxes	27,530	25,283
Notes payable	369,840	362,395
Maintenance reserves	56,871	46,408
Security deposits	2,088	2,314
Unearned lease revenue	5,381	7,111
Total liabilities	468,990	449,960

Shareholders’ equity:
Preferred stock ($0.01 par value, 5,000,000 shares authorized; none outstanding)	—	—
Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,998,365 and 8,846,805 shares issued and outstanding at December 31, 2004 and 2003, respectively)	90	88
Paid-in capital in excess of par	62,631	61,710
Accumulated other comprehensive gain/(loss), net of tax expense of $355 and tax benefit of $584 at December 31, 2004 and 2003, respectively	966	(660)
Retained earnings	52,781	48,924
Total shareholders’ equity	116,468	110,062
Total liabilities and shareholders’ equity	$585,458	$560,022

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Cash flows from operating activities:
Net income	$3,857	$4,177	$3,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	23,198	21,686	19,449
Write-down of equipment	577	1,272	3,052
Amortization of loan discount	256	—	—
Allowances and provisions	(40)	141	200
Loss on derivative instruments	—	—	99
Gain on sale of leased equipment	(3,085)	(2,372)	(482)
Write-off of deferred costs	135	312	781
Changes in assets and liabilities:
Receivables	505	1,144	(1,030)
Other assets	1,735	(205)	366
Accounts payable and accrued expenses	1,527	1,314	(686)
Deferred income taxes	1,474	1,707	729
Restricted cash	(12,540)	(9,298)	(4,135)
Maintenance reserves	14,368	12,197	5,297
Security deposits	(226)	(26)	(8)
Unearned lease revenue	(1,620)	546	234
Net cash provided by operating activities	30,121	32,595	27,462
Cash flows from investing activities:
Proceeds from sale of equipment held for operating lease (net of selling expenses)	19,007	20,386	16,400
Proceeds from principal payment of notes receivable	1,778	—	—
Proceeds from sale of property, plant & equipment	33	—	—
Purchase of equipment held for operating lease	(59,371)	(31,881)	(47,652)
Purchase of property, equipment and furnishings	(7,445)	(78)	(267)
Net principal payments received on direct finance lease	5,551	1,281	467
Net cash (used in)/provided by investing activities	(40,447)	(10,292)	(31,052)
Cash flows from financing activities:
Proceeds from issuance of notes payable	58,633	68,376	66,378
Debt issuance cost	(1,282)	(363)	(2,457)
Purchase of derivative instruments	—	—	(789)
Proceeds from issuance of common stock	757	61	40
Principal payments on notes payable	(51,444)	(83,978)	(61,245)
Net cash (used in)/provided by financing activities	6,664	(15,904)	1,927
Increase (decrease) in cash and cash equivalents	(3,662)	6,399	(1,663)
Cash and cash equivalents at beginning of period	9,202	2,803	4,466
Cash and cash equivalents at end of period	$5,540	$9,202	$2,803

Supplemental disclosures of cash flow information:
Net cash paid for:
Interest	$15,762	$14,933	$11,449
Income Taxes	$25	$29	$15
Supplemental disclosures of non-cash investing activities:
In 2003, a liability of $13,317 was incurred in connection with the Company’s purchase of aircraft and engines.

See accompanying notes to the consolidated financial statements

	December 31, 2004		December 31, 2003
Consolidated Balance Sheet Information	As Previously Filed	As Restated	As Previously Filed	As Restated

Cash and cash equivalents	$51,864	$5,540	$42,986	$9,202

Restricted cash	—	46,324	—	33,784

	For the Years Ended December 31,
	2004		2003		2002
Consolidated Statements of Cash Flow Information	As Previously Filed	As Restated	As Previously Filed	As Restated	As Previously Filed	As Restated

Changes in assets and liabilities:

Restricted cash	—	(12,540)	—	(9,298)	—	(4,135)

Net cash provided by operating activities	42,661	30,121	41,893	32,595	31,597	27,462

Increase (decrease) in cash and cash equivalents	8,878	(3,662)	15,697	6,399	2,472	(1,663)

Cash and cash equivalents at beginning of period	42,986	9,202	27,289	2,803	24,817	4,466

Cash and cash equivalents at end of period	51,864	5,540	42,986	9,202	27,289	2,803

See accompanying notes to the consolidated financial statements.

Additional disclosures, not related to the restatements above, noted in the Company’s filings with the SEC on April 28, 2005 and May 24, 2005 are also included in the Form 10-K/A as stated below, and in the Form 10-Q/A as appropriate.

Item 1.  Business

Aircraft Equipment Leasing, page 5

The Company does not believe it is dependent on a single customer or a few customers the loss of which would have a material adverse effect on the Company’s revenues.

Item 5.  Market for Registrant’s Common Equity and Related Stockholders Matters, page 8

The Company has not made any dividend payments since its inception as all available cash has been utilized for the business.  The Company has no intention of paying dividends on its common stock in the foreseeable future.  In addition, certain of the Company’s debt facilities contain negative covenants which prohibit the Company from paying any dividends or making distributions of any kind with respect to its capital stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

The table as shown below includes the estimated interest payments on the Company’s debt as of December 31, 2004.

		Payment due by period
		(in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$369,840	$37,839	$147,286	$179,553	$5,162
Interest Payments under Long-Term Debt	62,892	18,452	30,672	13,329	439
Operating Lease Obligations	441	441	—	—	—
Purchase Obligations	18,174	18,174	—	—	—

Total	$451,347	$74,906	$177,958	$192,882	$5,601

The Company has estimated the interest payments due under long-term debt by applying the interest rates applicable at December 31, 2004 to the remaining debt, adjusted for the estimated debt repayments identified in the table above.  Actual interest payments made will vary due to changes in the rates for one-month LIBOR and commercial paper as applicable.  The interest estimate excludes the effect of any hedges in place at the balance sheet date.

Related Party and Similar Transactions, page 18 and Footnote (13), page 51

During the year ended December 31, 2004, the Company sold one engine to avioserv at a net gain of $260,000.

Financial Statements

Report of Independent Registered Public Accountants, page 30

 Organization and Summary of Significant Accounting Policies

(l) Organization and Summary of Significant Accounting Policies

(r) Initial Direct Costs associated with Leases, page 39

The Company accounts for the initial direct costs, including sales commissions, incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease.  The amortization of these costs is recorded under General and Administrative expenses in the Consolidated Statements of Income.  The amounts amortized were $737,000, $440,000 and $409,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Form 10-K/A will also include the amended KPMG auditor’s report with wording in the second paragraph changed to comply with PCAOB Standard No. 1 as follows:

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

If you have any questions, please call me at 415-275-5100.

Sincerely,

/s/ Monica J. Burke
Monica J. Burke
Executive Vice President and Chief Financial Officer